Smart-tek Communications, Inc. Successfully Completes Fraser Wharves Contract

CORTE MADERA, Calif.--(BUSINESS WIRE)—June 29, 2005--Royce Biomedical, Inc. (OTCBB:RYBO - News) announced today that its operating subsidiary Smart-tek Communications Inc. (“SCI”), has successfully completed the security/surveillance upgrade contract for Fraser Wharves Ltd.  The value of the contract was in excess of CDN$100,000.00.

Royce Biomedical, Inc. is in the process of changing its corporate name to Smart-tek Solutions Inc. and, accordingly, has launched its new corporate website located at www.smart-teksolutions.com.  The name change is anticipated to take effect on July 14, 2005.

SCI supplied and installed an integrated perimeter intrusion system, consisting of infrared beams and sophisticated motion detection systems to sense any intrusions. This perimeter system is integrated with digital CCTV system that will assist guards to record and identify the intrusion and provide the appropriate response.

Fraser Wharves Ltd., established in 1971, has earned a sound reputation for its high quality service in the automotive industry.  It’s one hundred and seven-acre automotive complex in Richmond, B.C., includes complete facilities for ship docking, warehousing, processing, distribution, customization and repairing of motor vehicles.

Fraser Wharves Ltd. customs bonded vehicle processing center and port is located on the south arm of the Fraser River, which is seven kilometers from the Strait of Georgia and the Port of Vancouver.  The location of Fraser Wharves Ltd. fresh water port on the ice-free west coast of Canada means that they can provide year-round vehicle processing and vehicle distribution services to North America with no risk that delicate new car finishes will be damaged by the effects of salt water winds.

Fraser Wharves Ltd. fresh water port facility is North America's second closest port to Japan and Asia and is independent from local harbor authorities.  This, combined with its on-site body shop, accessorizing shops, and integrated ship, rail and road distribution facilities, makes Fraser Wharves the logical choice for vehicle importing and vehicle distribution to Canada and the United States (USA).

Fraser Wharves Ltd. provides vehicle processing and vehicle distribution services to many automobile manufacturers including;

  Toyota

  Mazda

  Suzuki

  Mitsubishi

  GM

Complete details of Fraser Wharves Ltd. can be viewed at http://www.fraserwharves.com

SCI, in business since 1997, is a market leader in integrated security, voice and data communication systems and specializing in the design, sale, installation and service of CCTV, access control, intercom and communication systems. SCI provides seamless integration of the latest in security technology with proven electronic hardware and software products. SCI has positioned itself as a leading security and low voltage systems provider in the Greater Vancouver area, currently supplying over 45% of new construction projects in the downtown core alone.

Perry Law, President of SCI commented, "We are very pleased to have completed these projects on time and on budget.

SCI’s current projects include over 20 hi-rise projects comprising approximately 2,500 units, and an additional 6 commercial and government projects. SCI clients include 911 emergency call centers, municipal and federal law enforcement agencies, municipalities, utilities, airports, property developers and general contractors both national and international.

More information about Royce can be found at http://www.smart-teksolutions.com

More information about SCI can be found at http://www.smart-tek.com.

About Royce Biomedical, Inc.

Royce Biomedical, Inc. is a technology holding company in the security and surveillance sector providing turnkey state of the art systems design and installation through its wholly owned subsidiary, Smart-tek Communications, Inc.  Smart-tek Communications, Inc. is the company’s initial acquisition in this sector and is appropriately positioned to pursue additional acquisitions in order to restore and enhance shareholder value.

Smart-tek Communications Inc. is a market leader in integrated security, voice and data communication systems. Located in Richmond, British Columbia, SCI specializes in the design, sale, installation and service of the latest in security technology with proven electronic hardware and software products. SCI has positioned itself as a security systems leader in the Greater Vancouver area, supplying over 45% of new downtown core construction projects. Valued customers include major developers, general and electrical contractors, hospitals, Crown Corporations, law enforcement agencies and retail facilities. Projects range from high-end residential and commercial developments to system upgrades and monitoring contracts. SCI's continued growth and success is a direct result of providing a consistently superior product at competitive pricing to both new and existing clients. SCI's stellar client retention is in itself a testimonial to the overall excellence of the product designed and installed.

Notice Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements regarding the Company's business which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from the potential results discussed in the forward-looking statements. Readers are directed to the Royce's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-KSB and its most recent quarterly report on Form 10-QSB for the quarter ended March 31, 2005 for further information and factors that may affect Royce's business and results of operations. Royce Biomedical, Inc. undertakes no obligations to publicly update any forward-looking statements to reflect future events or circumstances.

CONTACT: Royce Biomedical, Inc. Donald Gee, 415-738-8887 rybo_ir@yahoo.com